NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS MAY 27, 2014

MANAGEMENT INFORMATION CIRCULAR

(Containing information as at April 1, 2014, unless otherwise specified)

Page ii

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (the "Company") will be held at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6, on Tuesday, May 27, 2014 at 10:00 a.m. (Vancouver time). At the meeting, the shareholders will receive the financial statements for the year ended December 31, 2013, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.	To determine the number of directors at six.

2.	To elect directors.

3.	To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders.

4.	To authorize the directors to fix the remuneration to be paid to the auditors.

5.	To approve the 2014 Stock Option Plan of the Company, as more particularly described in the accompanying Information Circular.

6.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only registered shareholders at the close of business on April 1, 2014 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please read, sign and date the accompanying form of proxy for the Meeting and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver, British Columbia time) on Tuesday, May 23, 2014 or before 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-734-8683) or online (www.investorvote.com) using the control number listed on the accompanying form of proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2013 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

Page iii

DATED at Vancouver, British Columbia, this 17th day of April, 2014.

ON BEHALF OF THE BOARD OF DIRECTORS
OF FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”

Keith Neumeyer
President and Chief Executive Officer

Page iv

PART ONE
VOTING INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. (“First Majestic” or the "Company"). The accompanying form of proxy (the “Proxy”) is for use at the Annual General Meeting of shareholders of the Company (the "Meeting") to be held on May 27, 2014 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Notice and Access Process

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2013 (collectively, the “Meeting Materials”) to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Obtaining Paper Copies of Materials

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Circular on SEDAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company’s Corporate Secretary, toll-free at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 15, 2014 in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders hold common shares that are registered directly in their names. Registered shareholders may vote by attending the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to vote in person at the Meeting do not need to complete and deposit the accompanying form of Proxy and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the accompanying form of Proxy. The accompanying form of Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the “Management Designees”). Registered shareholders that wish to appoint another person, who need not be a shareholder, to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the management nominees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the accompanying form of Proxy. Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the accompanying form of Proxy. The common shares represented by the accompanying Proxy will be voted or withheld from voting by the Management Designees in accordance with the instructions of registered shareholders. If there are no instructions, those common shares will be voted for each matter. The accompanying Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-734-8683) or online (www.investorvote.com) using the control number listed on the accompanying form of Proxy.

To be valid, completed proxies must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. (“Computershare”) by 10:00 a.m. (local time in Vancouver, British Columbia) on May 23, 2014 or before 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

The Proxy may be revoked by:

(a)          completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b)          signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any postponement or adjournment; or

(c)          attending the Meeting or any postponement or adjournment and registering with the scrutineer as a shareholder present in person.

Non-Registered Holders

Non-registered shareholders hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSP’s, RRIF’s, RESP’s or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may vote in person or through a proxyholder at the Meeting or through intermediaries using the voting instruction form (or other form) accompanying the Circular. Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other form) accompanying the Circular for further details and instructions.

If non-registered shareholders wish to vote in person or through a proxyholder at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company’s non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder’s entitlement to vote at the Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a)          carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other form) accompanying the Circular and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b)          unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Vancouver, British Columbia time) on May 22, 2014 (or before 72 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting).

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company to discuss whether this is possible and what procedures must be followed.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company is sending the Notice and Access notification to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to the Company (“OBOs”) and those who do not object to their identity being made known to the Company (“NOBOs”).

The Company is sending the Notice and Access notification directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and the Company or its agent has sent the Notice and Access notification directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send the Notice and Access notification to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering the Notice and Access notification to you, and (ii) executing your proper voting instructions.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set out on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Computershare, unless specifically stated otherwise.

Voting Shares and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at April 1, 2014 there were 117,368,624 common shares without par value issued and outstanding.

Only registered shareholders of record at the close of business on April 1, 2014 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of Proxy or, where applicable, a voting instruction form, in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during normal business hours at the offices of the Company’s transfer agent, Computershare Trust Company of Canada and at the Meeting. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

PART TWO
BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	Receiving the consolidated financial statements for the year ended December 31, 2013, together with the auditor’s report thereon;

2.	Electing the directors who will serve until the next annual general meeting of shareholders;

3.	Determining the number of directors at six;

4.	Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the directors to set their remuneration;

5.	Considering and, if deemed appropriate, approving the 2014 Stock Option Plan of the Company; and

6.	Any such other business as may properly be brought before the Meeting.

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2013, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company’s 2013 Annual Report and are available at www.firstmajestic.com/s/AGM.asp or www.sedar.com. A paper copy may be requested, at no charge to the shareholder, by calling the Corporate Secretary of the Company toll-free at 1-866-529-2807.

Election of Directors

The number of directors on the board of directors (the “Board of Directors” or “Board”) of the Company is currently set at seven. On December 31, 2013, Robert Young, a director of the Company provided his resignation as a director of the Company. Management of the Company has not at this time selected a qualified individual to nominate for election to the Board of Directors. Accordingly, shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below for election as directors at the Meeting and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all proxies in the accompanying form will be voted “For” the nominees herein listed. Each director elected at the Meeting will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the Proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors, unless the shareholder has specified in his or her Proxy that the shareholder’s Shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On April 11, 2013, the Board adopted a policy (the “Majority Voting Policy”) which requires that any nominee for director for which there are a greater number of votes “withheld” than votes “for” his or her election will be required to tender his or her resignation as a director of the Company. This policy applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board, and at which more than 15% of the outstanding common shares of the Company are represented in person or by proxy. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Compensation and Nomination Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Compensation and Nomination Committee) which will consider the director’s resignation and will recommend to the Board whether or not to accept it. The Compensation and Nomination Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Compensation and Nomination Committee’s recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director’s resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Compensation and Nomination Committee at which the resignation is considered.

Pursuant to the Advance Notice Policy adopted by the Board of Directors on April 11, 2013, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on April 22, 2014. No such nominations have been received by the Company prior to the date hereof.

Nominees for Election as Directors

The tables below set out the names of each of management’s nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee’s principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 1, 2014, and as at December 31, 2013 and 2012. All of the proposed nominees were duly elected as directors at the last Annual General Meeting of Shareholders held on May 23, 2013.

KEITH NEUMEYER

Mr. Neumeyer has worked in the investment community for 30 years beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publically traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic Silver in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Zug, Switzerland Age: 54	Voting Results of 2013 Annual General Meeting		2013 Continuing Education
	For 99.65%	Withheld 0.35%	Dahlman Rose Precious Metals Conference, New York
Director since December 1998			TD Mining Conference, Toronto
BMO Conference, Florida
President and Chief Executive Officer since November 2001			Prospectors & Developers Association of Canada (PDAC), Toronto
Not Independent			Mines & Money, Hong Kong
Asia Mining Conference, Singapore
Latin American Mining Conference, Barcelona
BoAML Mining Conference, Toronto
Denver Gold Forum, Denver
London Metal Exchange Week, London
International Mining Congress, Acapulco
Silver Summit, Spokane
Multiple site visits to the Company’s mines

Board and Committee Membership	Attendance	Other Reporting Issuer
Directorships
Board	13 / 14 93%	None

Options and Common Shares (Outstanding as at April 1, 2014)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
Options(1)
2014	790,000	3,176,000	$35,515,280	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
			Options(1)
2013	650,000	3,176,000	$34,302,180	Yes

2012	700,000	3,126,000	$67,706,560	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.22, expected dividend yield: nil, average risk-free interest rate: 1.40%, expected life: 3.38 years, expected volatility: 40.0% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

RAMON DAVILA, Ing.

Mr. Davila, a Mexican citizen, residing in Durango, has an Engineering degree in Mining and Metallurgy and a Masters degree in Minerals Economics. He worked for Industrias Penoles, the largest silver producer in Mexico from 1978 to 1987 and then became the VP of Mining Operations for Luismin until 1993. From 1998 until 2003 Mr. Davila was President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations. Mr. Davila has been Chief Operating Officer of the Company since December 2004.

Mr. Davila was also the National President for the Association of Mining Metallurgists and Geologists in Mexico from 1996 to 1998 and is currently a member of the board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

Durango, Mexico	Voting Results of 2013 Annual General Meeting		2013 Continuing Education
	For	Withheld	Prospectors & Developers
Age:60	97.82%	2.18%	Association of Canada (PDAC), Toronto
International Mining Congress, Acapulco
Director since April 2004			Regular site visits to the Company’s mines

Chief Operating Officer since December 2004	Board and Committee Membership	Attendance	Other Reporting Issuer
Directorships
Not Independent	Board	14 / 14 100%	None

Options and Common Shares (Outstanding as at April 1, 2014)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
Options(1)
2014	567,500	365,000	$4,059,950	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
			Options(1)
2013	462,500	365,000	$3,891,075	Yes

2012	462,500	365,000	$8,883,900	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.22, expected dividend yield: nil, average risk-free interest rate: 1.40%, expected life: 3.38 years, expected volatility: 40.0% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

ROBERT A. McCALLUM, B.Sc., P.Eng

Mr. McCallum was most recently the president of Kensington Resources Ltd., a Canadian public mining company, prior to its merger with Shore Gold Inc. (SGF:TSX). During Mr. McCallum's tenure at Kensington, he advanced Kensington from a junior exploration company to an advanced-stage development company, increasing the company's profile and eventually orchestrating a merger with Shore Gold Inc. Mr. McCallum graduated in 1959 from the University of Witwatersrand, South Africa, with a Bachelor of Engineering (Mining) followed in 1971 by a PMD (Program for Management Development) at Harvard Graduate School of Business, Boston, Massachusetts. He has a wealth of experience in mining having worked with DeBeers Consolidated Mines and Anglo American Corp Ltd. in South Africa followed by Denison Mines Limited, Cyprus Anvil Mining Corp., Potash Corporation of Saskatchewan in Canada and Philex Mining in the Philippines.

North Vancouver, British Columbia, Canada	Voting Results of 2013 Annual General Meeting		2013 Continuing Education
	For	Withheld	Attendance at mining shows
Age: 77	99.52%	0.48%	Site visits to Company’s mines

Director since December 2005	Board and Committee Membership	Attendance	Other Reporting Issuer
Directorships
Independent	Board	14 / 14 100%	None
	Audit Committee	8 / 8 100%
	Corporate Governance Committee	1 / 1 100%
(Chair)

Options and Common Shares (Outstanding as at April 1, 2014)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
Options(1)
2014	104,927	60,000	$657,859	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
			Options(1)

2013	73,329	60,000	$625,800	Yes

2012	73,329	70,000	$1,834,428	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.22, expected dividend yield: nil, average risk-free interest rate: 1.40%, expected life: 3.38 years, expected volatility: 40.0% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

DOUGLAS PENROSE, B. Comm., CA

Mr. Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. Mr. Penrose brings over 20 years of experience in leadership positions in accounting and corporate finance. Mr. Penrose was formerly the Vice President of Finance and Corporate Services for the British Columbia Lottery Corporation.

Summerland, British Columbia,	Voting Results of 2013 Annual General Meeting		201 Continuing Education

Canada	For	Withheld	Risk Management – Institute of
			Chartered Accountants of BC
Age: 66	99.60%	0.40%	Site visits to Company’s mines

Director since September 2006	Board and Committee Membership	Attendance	Other Reporting Issuer
Directorships
Chairman of the Board since January 1, 2012
	Board	14 / 14 100%	None
Independent	Audit Committee (Chair)	8 / 8 100%
	Corporate Governance Committee	1 / 1 100%

Options and Common Shares (Outstanding as at April 1, 2014)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
Options(1)
2014	134,927	30,000	$535,800	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
			Options(1)
2013	103,329	30,000	$514,800	Yes

2012	113,329	20,000	$1,485,828	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.22, expected dividend yield: nil, average risk-free interest rate: 1.40%, expected life: 3.38 years, expected volatility: 40.0% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

TONY PEZZOTTI

Mr. Pezzotti joined the board of First Majestic in November 2001. Tony is a seasoned board member who has served on several public company boards, including Offshore Systems International Ltd. (OSI-T), First Quantum Minerals Ltd. (FM-T), and Kensington Resources Ltd. which merged with Shore Gold Inc. (SGF-T). Mr. Pezzotti was General Manager and co-owner of a steel fabrication company and is now retired.

Burnaby, British Columbia, Canada	Voting Results of 2013 Annual General Meeting		2013 Continuing Education
	For	Withheld	World Resources Investment
Age: 73	98.37%	1.63%	Conference
Deloitte Directors’ Series
Director since November 2001			Site visits to Company’s mines

Independent	Board and Committee Membership	Attendance	Other Reporting Issuer
Directorships
	Board	12 / 14 86%	None
	Audit Committee	8 / 8 100%
	Compensation and Nomination	2 / 2 100%
Committee (Chair)

Options and Common Shares (Outstanding as at April 1, 2014)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
Options(1)
2014	154,927	634,956	$7,209,885	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
			Options(1)

2013	123,329	634,956	$6,959,091	Yes

2012	173,329	584,956	$13,883,945	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.22, expected dividend yield: nil, average risk-free interest rate: 1.40%, expected life: 3.38 years, expected volatility: 40.0% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

DAVID SHAW, Ph.D.

Since completing his doctorate over 25 years ago, Mr. Shaw has worked both in the technical and financial communities within the resource industry. Seven years were spent with Chevron Resources in Calgary and Vancouver, employed initially as an in-house structural consultant on both metal and hydrocarbon exploration programs and then as a member of a hydrocarbon project financial evaluation team. Upon leaving Chevron, he initiated and developed the Resource Research Group at Charlton Securities Ltd., Calgary before assuming the position of Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver. Throughout Mr. Shaw's career, he has built strong relationships with European financial institutions and the global mining community.

Vancouver, British Columbia Canada	Voting Results of 2013 Annual General Meeting		2013 Continuing Education
	For 97.21%	Withheld 2.79%	Field work undertaken in Durango State
Age: 62			Silver project reviews in Canada and USA
Site visits to Company’s mines

Director since January 2005	Board and Committee Membership	Attendance	Other Reporting Issuer
Directorships
Independent	Board	13 / 14 93%	Albion Petroleum Ltd.
	Corporate Governance Committee	1 / 1 100%	Great Quest Metals Ltd.
	Compensation and Nominating	2 / 2 100%
Committee

Options and Common Shares (Outstanding as at April 1, 2013)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
Options(1)
2014	184,927	30,000	$950,959	Yes

Options and Common Shares (Outstanding as at December 31)
Year	Options	Common Shares	Total Value of	Meets
			Common Shares	Ownership
			and in-the-money	Guidelines
			Options(1)

2013	153,329	30,000	$1,528,900	Yes

2012	153,329	194,000	$5,680,768	Yes

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.22, expected dividend yield: nil, average risk-free interest rate: 1.40%, expected life: 3.38 years, expected volatility: 40.0% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at April 1, 2014.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under “Statement of Corporate Governance Practices - Assessments”, the Board of Directors has adopted an annual formal assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. Following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise:

	Keith	Ramon	Robert	Douglas	Tony	David
	Neumeyer	Davila	McCallum	Penrose	Pezzotti	Shaw

Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.	•	•	•	•	•	•
International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.	•	•	•	•	•	•
Mergers and Acquisitions - Experience with significant mergers and acquisitions and/or investment banking.	•	•	•	•	•	•
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	•	•	•	•	•	•

	Keith	Ramon	Robert	Douglas	Tony	David
	Neumeyer	Davila	McCallum	Penrose	Pezzotti	Shaw

Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.	•	•	•
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	•	•	•	•	•	•
Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.	•		•	•	•	•
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.		•	•	•	•
Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.		•	•	•	•	•
Information Technology - Experience developing and implementing leading information technology practices at a major organization.		•	•	•
Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.		•	•

Appointment of Auditors

The auditors for the Company are Deloitte LLP, independent registered public accounting firm, of Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. Management of the Company intends to nominate Deloitte LLP (formerly Deloitte & Touche LLP) for reappointment as auditors of the Company. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Forms of Proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted in favour of such matters. Deloitte LLP was first appointed as auditors for the Company on December 14, 2004.

Other Matters to be Acted Upon

2014 Rolling Share Option Plan

The Board of Directors is seeking shareholder approval for the adoption of a new stock option plan (the “2014 Stock Option Plan”), subject to regulatory approval, and as more particularly described below.

The 2011 Stock Option Plan was approved by shareholders on May 19, 2011 and pursuant to the requirements of the TSX, requires approval by the shareholders at least every three years. There are currently 6,911,958 stock options outstanding under the 2011 Stock Option Plan representing 6% of the current outstanding common shares of the Company. The Board of Directors has deemed it appropriate to update the 2011 Stock Option Plan to reflect TSX current policies and best practices. The Company is therefore seeking approval for the adoption of the 2014 Stock Option Plan. If the 2014 Stock Option Plan is approved, options to purchase 4,824,904 common shares will be available to be granted, which, when combined with outstanding options, represents 10% of the current outstanding common shares of the Company. The 2014 Stock Option Plan is attached as Appendix “B” to this Information Circular.

The Board of Directors is of the view that the 2014 Stock Option Plan is required in order to provide incentive to the directors, officers, employees, management and others who provide service to the Company to act in the best interests of the Company.

The material terms of the 2014 Stock Option Plan are set out below.

General

•

The Board of Directors may from time to time grant to directors, employees or consultants options to acquire shares of the Company. The 2014 Stock Option Plan is administered by the Corporate Secretary on the instructions of the Board of Directors.

•

The maximum number of shares issuable under the 2014 Stock Option Plan, together with the number of shares issuable under outstanding options granted otherwise than under the 2014 Stock Option Plan, shall not in the aggregate exceed 10% of the issued and outstanding shares (calculated as at the award date of such options).

•	The Company is prohibited from granting options:

•	to any one person where the grant would result in such person holding options to acquire shares in excess of 5% of the issued and outstanding shares of the Company;

•	to insiders where such grant would result in the number of shares:

i.	issued to Insiders within any one year period; and

ii.	issuable to Insiders, at any time,

under the Plan, when combined with all of the Company’s other security based compensation arrangements, exceeding 10% of the issued and outstanding shares as at the award date (known as the “Insider Participation Limit” under the policies of the TSX);

•	to a non-employee director where such grant would result in the non-employee directors, as a group, holding options to acquire shares in excess of 1% of the issued and outstanding shares; and

•	to a non-employee director where such grant would result in such person having received options during the 12 month period ending on the award date which have a combined value in excess of $100,000.

Expiry of Options

•

The expiry date of an option shall be five years from the date of grant, unless terminated earlier in accordance with the 2014 Stock Option Plan, and will be extended in the case of options that otherwise expire during a trading blackout.

•

In the event of the death or disability of an option holder while he or she is a director or an employee or the deemed death or disability of an option holder which is a consultant, the expiry date shall be one year from the date of death or disability. Any options which are unvested as of the date of death or disability will not vest. Notwithstanding the foregoing, the Board of Directors may, in their discretion, determine that any unvested options of the option holder will immediately vest and become exercisable.

•

In the event the option holder is a director and ceases to be a director of the Company other than by reason of death or disability, all unvested options shall immediately vest and become exercisable and the expiry date of the option shall be the 90th day following the date the option holder ceased to be a director of the Company unless the option holder ceases to be a director but continues to be an employee or consultant, in which case the options will not so vest and the expiry date will remain unchanged. If the option holder ceases to be a director as the result of certain prescribed circumstances, the expiry date of the options will be the date the director ceases to be a director of the Company and any unvested options will not vest.

•

In the event that an option holder is an employee and ceases to be employed by the Company (other than by reason of death, disability, mandatory retirement, a change of control, termination for cause or as a result of an order of a regulatory body) the expiry date of the option shall be the 60th day following the date the employee ceases to be employed unless the option holder ceases to be an employee but continues to be a director or consultant in which case the expiry date remains unchanged or unless the option holder ceases to be an employee as a result of (i) termination for cause; or (ii) by order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, in which case the expiry date shall be the date the option holder ceases to be an employee. All options which are not vested as of the date the employee ceases to be employed shall not vest unless the option holder continues to be a director or consultant of the Company, in which case the vesting of the options shall be unchanged. Notwithstanding the foregoing, the Board of Directors may, in their discretion, determine that any unvested options of the option holder will immediately vest and become exercisable. If the employee ceases to be an employee by reason of mandatory retirement, all unvested options will immediately vest and become exercisable and the expiry date will be one year from the date of retirement.

•

In the event that an option holder is a consultant of the Company and the option holder ceases to be a consultant by reason of the completion or termination of the contract under which the consultant provides services to the Company, the expiry date of the option shall be the 60th day following the date the option holder ceases to be a consultant unless the option holder ceases to be a consultant but continues to be engaged as a director or employee of the Company, in which case the expiry date shall remain unchanged. Any options which are unvested as of the date the option holder ceases to be a consultant will not vest unless the option holder continues to be engaged as a director or employee, in which case the vesting of the options shall be unchanged. Notwithstanding the foregoing, the Board may, in its discretion, determine that any unvested options of the option holder immediately vest and become exercisable. In addition, if upon completion of the contract under which the consultant provided services to the Company the consultant is subsequently hired by the Company as an employee, the options previously granted to the consultant will flow through to the employee on the same terms and conditions as the original grant of options.

Exercise Price

•

The exercise price of options shall be determined by the Board of Directors and announced as of the award date and shall not be less than the closing price of the shares on the TSX on the last day immediately preceding the award date.

Vesting of Options

•	Options granted will vest in equal portions over a period of 30 months, as follows:

Vesting Period	Total Percentage Vested
12 months from Date of Award	25%
18 months from Date of Award	50%
24 months from Date of Award	75%
30 months from Date of Award	100%

Assignment of Options

•

Options are non-assignable and non-transferable otherwise than by will or the laws of descent and distribution. Notwithstanding the foregoing, an option holder may transfer an option (or any part thereof) to a Permitted Assign (as defined in the 2014 Stock Option Plan), following which such option shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such transferring option holder and only by such option holder’s legal representative after death of the option holder.

Amendment and Termination

•

The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend or terminate the 2014 Stock Option Plan or any option granted under the 2014 Stock Option Plan, including, without limiting the generality of the foregoing:

•	altering, extending or accelerating the terms and conditions of vesting of any options;

•	a change to the termination provisions of the 2014 Stock Option Plan or any option which does not entail an extension beyond the original expiry date;

•	amending or modifying the mechanics of exercise of options ;

•

effecting amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment necessary to comply with the provisions of applicable laws in Canada or in any other jurisdiction in which an option holder or proposed option holder may from time to time be resident or a citizen (including, without limitation, the rules, regulations and policies of the TSX);

•	effecting amendments respecting the administration of the 2014 Stock Option Plan;

•	effecting amendments necessary to suspend or terminate the 2014 Stock Option Plan;

•

to the change of control provisions of Section 3.11 of the 2014 Stock Option Plan. Any change made to such section shall not allow option holders to be treated any more favourably than other holders of shares with respect to the consideration that the option holders would be entitled to receive for their shares upon a change of control; and

•	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

provided always that any such amendment shall not, without the consent of the option holder, alter the terms or conditions of any option or impair any right of any option holder pursuant to any option awarded prior to such amendment in a manner materially prejudicial to such option holder.

•

Notwithstanding the powers of the Board described above, shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

•

any increase in the number of shares issuable under the 2014 Stock Option Plan, except such increases by operation of Section 3.8 of the 2014 Stock Option Plan or the first paragraph of Section 3.2 of the 2014 Stock Option Plan;

•	any reduction in the exercise price of an option or the cancellation and reissue of an option within three months of the date of such cancellation;

•	any amendment which extends the term of an option beyond its original expiry date except in accordance with Section 3.10 (the blackout provisions) of the 2014 Stock Option Plan;

•	any amendment which would permit an option to be transferable or assignable other than for normal estate settlement purposes or in accordance with Section 3.6;

•	any amendment to Section 3.2, Section 6.1 or Section 6.2 of the 2014 Stock Option Plan; and

•	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the rules, regulations and policies of the TSX).

•

The Board of Directors may terminate the 2014 Stock Option Plan at any time provided that such termination will not alter the terms or conditions of any option awarded prior to the date of such termination.

Financial Assistance

•	The Company does not offer financial assistance in respect of the exercise of options.

At the Meeting, shareholders will be asked to pass an ordinary resolution approving the adoption of the 2014 Stock Option Plan in the following form:

“BE IT RESOLVED as an ordinary resolution that:

1.

the Company’s proposed stock option plan (the “2014 Stock Option Plan”), as described in the Information Circular dated April 17, 2014, including reserving for issuance under the 2014 Stock Option Plan at any time a maximum of 10% of the issued and outstanding common shares of the Company, be and is hereby authorized and approved;

2.	the Company be and is hereby authorized to grant stock options under the 2014 Stock Option Plan until May 27, 2017, being the date that is three years from the date hereof; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions as the Company may be required to make to give effect to this resolution.”

Shareholders may vote FOR or AGAINST the above resolution. An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy. If the 2014 Stock Option Plan is not approved, previously granted options will be unaffected however no further options will be able to be issued under the 2014 Stock Option Plan.

The Board of Directors recommends that shareholders vote FOR this resolution.

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed Proxy are authorized to vote the shares represented by the Proxy in accordance with their best judgment.

PART THREE
STATEMENT OF CORPORATE
GOVERNANCE PRACTICES

The Board of Directors of the Company is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part Three of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business.

The Board of Directors has adopted a Board Mandate, as provided in Appendix “A” hereto, clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101, as set out in Form 58-101F1 (the “Form 58-101F1 Guidelines”). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

Board of Directors

Independence of the Board

The Board consists of six directors, of whom four are independent. None of the four unrelated directors has any direct or indirect material relationship with the Company (other than as a holder of shares or options of the Company) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a directors’ independent judgment. Robert McCallum, Douglas Penrose, Tony Pezzotti and David Shaw are independent directors. Keith Neumeyer is the Chief Executive Officer of the Company and Ramon Davila is the Chief Operating Officer. As officers of the Company, neither Mr. Neumeyer nor Mr. Davila are independent directors.

		Non-	Reason for Non-
Director Nominees	Independent	Independent	Independence
Keith Neumeyer		X	Chief Executive Officer
Ramon Davila, Ing.		X	Chief Operating Officer
Robert A. McCallum, B. Sc., P. Eng	X
Douglas Penrose, B. Comm., CA	X
Tony Pezzotti	X
David Shaw, Ph. D.	X

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Committee
Director	Company	Executive Position	Memberships
David Shaw	Albion Petroleum Ltd.	President	Audit Committee
	Great Quest Metals Ltd.	----	Audit Committee
Compensation Committee

Independent Directors’ Meetings

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following certain board meetings and Audit Committee meetings. During the financial year ended December 31, 2013, the independent directors held four in-camera meetings (one at the end of each quarterly board meeting) and seven in-camera meetings at the end of Audit Committee meetings.

Chairman

The Chairman of the Board, Douglas Penrose, is an independent director.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company’s shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2013, the Board held 14 meetings, the Audit Committee held eight meetings, the Compensation and Nominating Committee held two meetings and the Corporate Governance Committee held one meeting. The following table provides details regarding attendance of each director at the Board and committee meetings during the financial year ended December 31, 2013.

Director	Board of Directors	Audit Committee	Corporate Governance Committee	Compensation and Nominating Committee	Committees (Total)	Overall Attendance

Robert McCallum	14 / 14 (100%)	8 / 8	1 / 1 (Chair)		9 / 9 (100%)	23 / 23 (100%)
Keith Neumeyer	13 / 14 (93%)					13 / 14 (93%)
Ramon Davila	14 / 14 (100%)					14 / 14 (100%)
Tony Pezzotti	12 / 14 (86%)	8 / 8		2 / 2 (Chair)	10 / 10 (100%)	22 / 24 (92%)
David Shaw	14 / 14 (100%)		1 / 1	2 / 2	3 / 3 (100%)	17 / 17 (100%)
Douglas Penrose	14 / 14 (100%)	8 / 8 (Chair)	1 / 1		9 / 9 (100%)	23 / 23 (100%)

Board Mandate

The Board Mandate was implemented by the Board effective November 28, 2013, and is attached as Appendix “A” to this Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chairman of the Board and the Chairman of each committee of the Board. The Chairman of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chairman of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Corporate Governance Committee with its annual review of the performance of directors and the Board as a whole.

Orientation and Continuing Education

The Board of Directors has adopted a formal process for the orientation of new members of the Board. The orientation provides background information on the Company’s history, performance and strategic plans.

Continuing education for all members of the Board is also conducted primarily on an informal basis. As a part of the continuing education of the directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one on one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company’s producing assets. In November 2013, the directors visited each of the La Parrilla Silver Mine, the Del Toro Silver Mine and the San Martin Silver Mine.

Board members are encouraged to communicate with management and the Company’s auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Company’s records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2013.

Date and Place	Event	Directors Attending
January 2013 Vancouver	Cambridge House Investment Conference	Pezzotti
January 2013 New York	Dahlman Rose & Co. Precious Metals Conference	Neumeyer
January 2013 Mexico	Visit to the La Guitarra Silver Mine	Neumeyer and Davila
January 2013 Toronto	TD Mining Conference	Neumeyer
February 2013 Florida	BMO Global Metals & Mining Conference	Neumeyer
March 2013 Toronto	Prospectors & Developers Association of Canada (PDAC)	Neumeyer and Davila
March 2013 Hong Kong	Mines & Money Conference	Neumeyer
March 2013 Singapore	Asia Mining Conference	Neumeyer

Date and Place	Event	Directors Attending
April 2013 Vancouver	Deloitte Directors’ Series	Pezzotti
May 2013 Barcelona	Global Metal, Mining & Steel Conference	Neumeyer
June 2013 London, UK	Latin American Mining Conference	Neumeyer
June 2013 Mexico	Visits to Del Toro, La Parrilla and San Martin Silver Mines	Neumeyer and Davila
June 2013 Vancouver	Risk Management – Institute of Chartered Accountants of BC	Penrose
September 2013 Toronto	Bank of America Merrill Lynch Mining Conference	Neumeyer
September 2013 Denver	Denver Gold Forum	Neumeyer
October, 2013 London, UK	London Metal Exchange Week	Neumeyer
October 2013 Acapulco	International Mining Congress of Mexico	Neumeyer and Davila
October 2013 Spokane, WA	Silver Summit	Neumeyer
November 2013 Mexico	Visits to the La Encantada, Del Toro & La Parrilla Silver Mines	Neumeyer and Davila
November 2013 Mexico	Visits to the San Martin, La Parrilla & Del Toro Silver Mines	Neumeyer, Davila, McCallum, Penrose, Pezzotti and Shaw

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the “Code”) for its directors, officers and employees. The Company’s Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Corporate Governance Committee. A copy of the Code may be accessed on the Company’s website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board takes such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board’s exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly personally interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these holdings to the Company’s Chief Executive Officer and the Governance Committee, who will assess whether there is a conflict of interest. If it is determined there is a conflict of interest, the conflict must be disclosed to the Board.

In accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Whistleblower Policy

In 2007, the Company adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Company’s Code of Ethical Conduct to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Company’s Code of Ethical Conduct; or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws; securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by this policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by this policy. Such reporting can be made by web-based reporting or telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Corporate Governance Committee or Chief Executive Officer who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

The Compensation and Nominating Committee which consists of Tony Pezzotti, David Shaw and Robert McCallum is responsible for identifying individuals qualified to become new board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. The Board has adopted a formal procedure for nominating new directors.

Compensation

Independent members of the Board are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the Toronto Stock Exchange and the Company’s Stock Option Plan. The Company’s Compensation and Nominating Committee reviews management’s recommendations for and, in accordance with Board guidelines, recommends the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. The Board as a whole determines the stock option grants for each director. The Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers and for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for the next annual meeting of shareholders.

The Company engaged Hay Group Limited in September 2013 to provide specific advice to it on executive and director compensation matters during the most recently completed fiscal year. This advice has consisted of:

(i)	the provision of general market observations with respect to market trends and issues, and

(ii)

the provision of benchmark market data for the Company’s peer group, consisting of publicly traded companies having international mining operations and similar size market capitalization, revenues and total assets, including Alacer Gold Corp., Alamos Gold Inc., AuRico Gold Inc., Capstone Mining Corp., Coeur d’Alene Mines Corp., Endeavor Silver Corp., Fresnillo Plc., Hecla Mining Co., Hochschild Mining Plc., Pan American Silver Corp., Primero Mining Corp., Silver Standard Resources, Silver Wheaton Corp., Tahoe Resources Inc. and McEwen Mining Inc.

Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Hay Group Limited.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation and Nominating Committee and Corporate Governance Committee.

The Corporate Governance Committee which consists of Robert McCallum, Douglas Penrose and David Shaw, under the supervision of the Board, has overall responsibility to monitor the governance of the Board of Directors (including the size of the board and the profiles of the board members) and board committees. The Corporate Governance Committee’s responsibilities include, but are not limited to, the following:

•	Review at least annually the size, composition and profile of the Board;

•	Review at least annually the performance of the Board as a whole;

•

Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties;

•	Evaluate the performance of the Chairman of the Board;

•	On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee; and

•	On an annual basis, review the indemnification polices of the Company, general liability insurance policy and Directors’ and Officers’ insurance policy.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.

PART FOUR
DIRECTOR COMPENSATION

Compensation of Directors

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of the Board of Directors or of a committee of the Board of Directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

The following table sets forth the details of compensation provided to the directors, other than the Named Executive Officers, during the Company’s most recently completed financial year:

		Share-	Option-	Non-Equity
	Fees	based	based	Incentive Plan	Pension	All Other
	Earned	Awards	Awards(1)	Compensation	Value	Compensation(2)	Total
Name	($)	($)	($)	($)	($)	($)	($)
Robert McCallum	$170,600	Nil	$0.00	Nil	Nil	$2,000	$172,600
Douglas Penrose	$270,600	Nil	$0.00	Nil	Nil	$2,000	$272,600
Tony Pezzotti	$173,600	Nil	$0.00	Nil	Nil	$2,000	$175,600
David Shaw	$149,000	Nil	$0.00	Nil	Nil	$2,000	$151,000
Robert Young(3)	$145,000	Nil	$0.00	Nil	Nil	$2,000	$147,000

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $9.15, expected dividend yield: nil, average risk-free interest rate: 1.25%, expected life: 3.38 years, expected volatility: 59.8% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

(2)	Represents an allowance in respect of miscellaneous out-of-pocket expenses incurred in acting as a director of the Company.

(3)	Mr. Young ceased to be a director on December 31, 2013.

Independent members of the Board of Directors are compensated for acting as directors and may be granted incentive stock options pursuant to the policies of the TSX and the Stock Option Plan. The Board of Directors as a whole determines the stock option grants for each director.

As at January 1, 2013, each independent director received an annual fee of $130,000 (unchanged in 2014) plus an additional fee of $1,000 for each meeting attended (unchanged in 2014), an allowance of $2,000 for expenses (unchanged in 2013) and an allowance of $2,000 for education (unchanged in 2014). The Chairman of the Board of Directors (Mr. Penrose) received an additional annual fee of $90,000 (unchanged for 2014), the Chairman of the Audit Committee (Mr. Penrose) received an additional annual fee of $20,000 (unchanged in 2014), the Chairman of the Compensation Committee (Mr. Pezzotti) received an additional annual fee of $20,000 (unchanged in 2014) and the Chairman of the Corporate Governance Committee (Mr. McCallum) received an additional annual fee of $10,000 (unchanged in 2014). Further, each independent member of the Audit Committee (Messrs. McCallum, Pezzotti and Penrose) received a fee of $1,200 (unchanged in 2014) per meeting, each independent member of the Compensation Committee (Messrs. Pezzotti, Shaw and Young) received a fee of $1,000 (unchanged in 2014) per meeting and each independent member of the Corporate Governance Committee (Messrs. McCallum, Penrose and Shaw) received a fee of $1,000 (unchanged in 2014) per meeting. The independent directors of the Company as at the fiscal year end were Mr. Robert McCallum, Mr. Tony Pezzotti, Mr. David Shaw, Mr. Douglas Penrose and Mr. Robert Young. Mr. Young ceased to be a director on December 31, 2013. From time to time, the Company also grants stock options to directors.

Nature of Board Duty	2013 Fee ($)	2014 Fee ($)
Annual Retainer Fee for each Independent Member of the Board:
• for all Independent Directors	$130,000	$130,000
• additional retainer for Chairman of the Board	$90,000	$90,000
Additional Annual Retainer Fee for Chairman of the Audit Committee	$20,000	$20,000
Additional Annual Retainer Fee for Chairman of the Compensation and Nominating Committee	$20,000	$20,000
Additional Annual Retainer Fee for Chairman of the Corporate Governance Committee	$10,000	$10,000
Fee for each Board meeting attended	$1,000	$1,000
Fee for each Audit Committee meeting attended by an Independent Director	$1,200	$1,200
Fee for each Compensation and Nominating Committee meeting attended by an Independent Director	$1,000	$1,000
Fee for each Corporate Governance Committee meeting attended by an Independent Director	$1,000	$1,000
Credit for expenses incurred	$2,000	$2,000
Credit for education expenses	$2,000	$2,000

Compensation of Directors - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the directors of the Company during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Market or
payout of
value
					Number of	Market or	vested
	Number of			Value of	shares or	payout value	share-
	securities			unexercised	units of	of share-based	based
	underlying	Option		in-the-	shares	awards that	awards not
	unexercised	exercise	Option	money	that have	have not	paid out or
	options	price	expiration	options(1)	not vested	vested	distributed
Name	(#)	($)	date	($)	(#)	($)	($)
Robert McCallum	Nil	$Nil	N/A	Nil	Nil	Nil	Nil
Douglas Penrose	Nil	$Nil	N/A	Nil	Nil	Nil	Nil
Tony Pezzotti	Nil	$Nil	N/A	Nil	Nil	Nil	Nil
David Shaw	Nil	$Nil	N/A	Nil	Nil	Nil	Nil
Robert Young(2)	Nil	$Nil	N/A	Nil	Nil	Nil	Nil

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at December 31, 2013 using the year-end share price as reported by the TSX of $10.43.

(2)	Mr. Young ceased to be a director on December 31, 2013.

Compensation of Directors - Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed fiscal year by each director:

	Option-based awards		Non-equity incentive plan
	– Value vested during	Share-based awards – Value	compensation – Value
	the year(1)	vested during the year	earned during the year
Name	($)	($)	($)
Robert McCallum	$Nil	Nil	Nil
Douglas Penrose	$Nil	Nil	Nil
Tony Pezzotti	$Nil	Nil	Nil
David Shaw	$Nil	Nil	Nil
Robert Young(2)	$Nil	Nil	Nil

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. A total of 44,665 options vested to the directors during the most recent financial year. The amount set out in the column is based on the vested options at December 31, 2013.

(2)	Mr. Young ceased to be a director on December 31, 2013.

Director Share Ownership Requirement

The Company has a minimum share ownership requirement for directors, under which directors are required to own a minimum of 30,000 common shares of the Company. Directors have three years to comply with the requirement from their initial nomination. As of the date of this Information Circular, all directors of the Company comply with the share ownership requirement.

PART FIVE
EXECUTIVE COMPENSATION

Introduction

The Company’s compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope. The Company’s compensation is therefore intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value. Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures such as production. These objectives are tied directly to the Company’s annual budget and long-term plan, which are approved by the Board. Compensation is linked to key performance metrics such as production levels, cash costs, cash flows and cash targets. Key target metrics relate only to metrics that Executive Officers and employees can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as Cash Flows or Cash in Treasury are established for the Executive Officers and corporate office personnel in Vancouver and Durango. As described in more detail below, executive compensation is in many respects dependent on achieving these individual and Company performance results and is, therefore,linked to the creation of shareholder value.

For the purposes of this Information Circular:

(a)	“CEO” of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b)	“CFO” of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year; and

(c)

“Named Executive Officers” means (i) each CEO, (ii) each CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2013, the Company had five Named Executive Officers: Keith Neumeyer, the President and CEO of the Company, Ramon Davila, the Chief Operating Officer of the Company, Raymond Polman, the CFO of the Company, Martin Palacios, the Chief Information Officer of the Company and Connie Lillico, the Corporate Secretary of the Company.

The following is a brief biography for each of the Named Executive Officers.

KEITH NEUMEYER
President Chief Executive Officer

Mr. Neumeyer has worked in the investment community for 30 years beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publically traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic Silver in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

RAMON DAVILA, ING.
Chief Operating Officer

Mr. Davila, a Mexican citizen, residing in Durango, has an Engineering degree in Mining and Metallurgy and a Masters degree in Minerals Economics. He worked for Industrias Penoles, the largest silver producer in Mexico from 1978 to 1987 and then became the VP of Mining Operations for Luismin until 1993. From 1998 until 2003 Mr. Davila was President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations. Mr. Davila has been Chief Operating Officer of the Company since December 2004.

Mr. Davila was also the National President for the Association of Mining Metallurgists and Geologists in Mexico from 1996 to 1998 and is currently a member of the board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

RAYMOND POLMAN, B. SC (ECON), CA
Chief Financial Officer

Mr. Polman has over 28 years of public accounting and corporate finance experience in the Canadian and US financial markets and has been Chief Financial Officer of the Company since February 2007. Prior to First Majestic, Mr. Polman had been a Chief Financial Officer for six years with a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia. Mr. Polman also brings eight years of prior public accounting experience with Deloitte, LLP.

MARTIN PALACIOS, MBA, CMC
Chief Information Officer

Mr. Palacios brings over 20 years of information technology experience to First Majestic, including over three years with Goldcorp, a senior gold producer, where he held the position of Director of Global Applications and IT (Mexico Region). During his tenure at Goldcorp, he created and implemented the global applications framework for most of Goldcorp's sites, standardized and automated consolidation process. Mr. Palacios was also responsible for prototyping Goldcorp's business intelligence strategy which allows for management at Goldcorp to monitor consolidated operations on a continuous basis with operational dashboards. In addition to his experience with Goldcorp, Mr. Palacios has also consulted for Gemcom Software (a mining solution vendor), provided advisory services to the Jimmy Pattison Group across their portfolio of companies, led the western region IT effectiveness practice for KPMG, he was previously the CIO of Pivotal Corporation and Vice President of Information Technology for Seagate Software.

CONNIE LILLICO, B.A.
Corporate Secretary

Ms. Lillico has been Corporate Secretary of the Company since August 2007. She has worked in public company management and administration since 2000. Ms. Lillico was previously the Corporate Secretary of several publicly traded mining and oil & gas companies for three years, prior to which she was a Paralegal with a publicly traded software company for 2 1/2 years. Prior to her industry experience, Ms. Lillico worked in corporate and securities law as a Paralegal with a large national legal firm for eight years. Ms. Lillico has a Bachelor of Arts degree from Simon Fraser University and a Paralegal certification from Capilano College.

Compensation Discussion And Analysis

The Compensation and Nominating Committee of the Board of Directors (the “Compensation Committee”) directs the design and provides oversight of the Company’s executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers. The Compensation Committee’s principal functions are to: (a) recommend compensation levels and programs for the Company’s CEO to the independent members of the Board of Directors; (b) recommend compensation levels and programs for all other executive officers to the full Board of Directors; and (c) administer the Company’s stock option plan (the “Stock Option Plan”).

The Company’s CEO and executive officers participate in executive compensation decisions by making recommendations to the Compensation Committee regarding (a) executive officer base salary, annual bonus awards and stock option grants; (b) annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and (c) participation in the Stock Option Plan and amendments to the Stock Option Plan, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors.

The following executive compensation principles guide the Compensation Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company’s executive compensation program:

•

Compensation levels and opportunities should be sufficiently competitive to facilitate recruitment and retention of qualified and experienced executives, while being fair and reasonable to shareholders;

•

Compensation should reinforce the Company’s business strategy by communicating key metrics and operational performance objectives (both annual and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

•

Incentive compensation should be responsive to the Company’s commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

•	Compensation programs should align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable entities to ensure the compensation that it is paying to its executive officers is competitive with those other entities. The Company has also received benchmark market data from its compensation consultant. The Company’s general executive compensation philosophy is to, whenever possible, pay its executive officers “base” compensation in the form of salaries that are competitive in comparison to those earned by executive officers holding comparable positions with other Canadian publicly traded entities similar to the Company while at the same time providing its executive officers with the opportunity to earn above average “total” compensation through the potential attainment of annual incentive bonuses and through the Stock Option Plan.

Individual executive compensation consists primarily of: base salary, annual incentive bonus, stock option grants and benefits and perquisites. Each component of compensation has a specific role with respect to supporting the goals of the Company’s executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company’s overall executive compensation program.

Specific compensation amounts are recommended to the Board of Directors by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an impact on their decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his individual goals and objectives, this may affect the amount of compensation paid and/or options granted. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Among other factors, in designing its compensation program, setting objectives and making incentive awards, the Board and the Compensation Committee carefully consider potential risks. A number of business risks were mapped to decision-makers and compensation programs, including:

•	Achievement of annual production and cost targets in balance with long-term development requirements at its operations;

•	Achievement of cash flow from operations objectives for corporate and for operating units;

•	Not exceeding targets for total cash costs per payable silver ounces of production consolidated and per operating unit;

•	Achievement of consolidated net income before taxes targets for the Company;

•	Managing capital expenditures within planned project budgets; and

•	Achieving safety results and meeting environmental requirements.

The Board did not identify any compensation practices that are reasonably likely to have a material adverse effect on the Company.

The Board of Directors, on the advice of the Compensation Committee, has determined to structure compensation arrangements tailored to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as services arrangement. Please see “Summary Compensation Table”.

The Company engaged Hay Group Limited in September 2013 to provide specific advice to it on executive and director compensation matters during the most recently completed fiscal year. This advice has consisted of:

•	the provision of general market observations with respect to market trends and issues, and

•

the provision of benchmark market data for the Company’s peer group, consisting of publicly traded companies having international mining operations and similar size market capitalization, revenues and total assets, including Alacer Gold Corp., Alamos Gold Inc., AuRico Gold Inc., Capstone Mining Corp., Coeur d’Alene Mines Corp., Endeavor Silver Corp., Fresnillo Plc., Hecla Mining Co., Hochschild Mining Plc., Pan American Silver Corp., Primero Mining Corp., Silver Standard Resources, Silver Wheaton Corp., Tahoe Resources Inc. and McEwen Mining Inc.

Decisions made by the Company with respect to the compensation of its officers and directors, however, are its own responsibility and may reflect factors and considerations other than the information provided to the Company by Hay Group Limited. Due to economic conditions, the Company did not implement any changes to the compensation arrangements for its officers and directors.

Base Salary

A Named Executive Officer’s base salary is intended to remunerate the Named Executive Officer for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salaries for the Named Executive Officers are set out in their employment or consulting/service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on an assessment by the Compensation Committee of his or her sustained performance and consideration of competitive compensation levels for the markets in which the Company operates. In making its recommendations to the Board of Directors, the Compensation Committee also considers the particular skills and experience of the individual as well as a consideration of the Company’s immediate cash requirements with a view to providing competitive salaries without sacrificing opportunity for growth or placing undue reliance on variable compensation. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation Committee and its knowledge of the industry and geographic markets in which the Company operates. While the CEO is requested to provide to the Compensation Committee his recommendation on the Named Executive Officers’ annual base salaries, the Compensation Committee and the Board make the final determination on the annual base salaries of the Named Executive Officers. The CEO does not make a recommendation with respect to his own salary. The Compensation Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has employment and/or consulting/service agreements with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during this term, the compensation and benefits to be provided by the Company in exchange for the executive’s services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and nondisclosure provisions.

Following are the significant terms of each of the Named Executive Officers’ employment agreements:

Services Agreement – Keith Neumeyer

The Company’s subsidiary, FMS Trading AG entered into a Services Agreement effective December 8, 2011 with Mr. Neumeyer which agreement replaces all other previous employment and service agreements. Pursuant to the Services Agreement, Mr. Neumeyer was engaged as President for an unspecified term at a fee of CDN $700,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which will be determined at the absolute discretion of the Board of Directors or a Committee of the Company. The Services Agreement was amended on January 1, 2013 pursuant to which Mr. Neumeyer’s fee was increased to CDN $850,000 per annum. A bonus in the amount of $350,708 was paid to Mr. Neumeyer during the year ended December 31, 2013 under agreements in effect for that year. The Services Agreement was further amended on March 1, 2014 pursuant to which Mr. Neumeyer is currently paid a fee of US$850,000 per annum. The Services Agreement may be terminated by the Company, without cause, by payment of 12 months’ base payment plus benefits. This amount would increase by two months for each additional year of engagement. The Services Agreement may be terminated by Mr. Neumeyer with 90 days’ written notice. In the event of a change of control, the Company may terminate the Services agreement without cause, or Mr. Neumeyer shall have 60 days to elect to terminate the agreement, and the Company is required to make severance payments to Mr. Neumeyer totaling 12 months’ base payments plus benefits set out as follows:

(i)	A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

•	production stage mining companies similar in size to the peer group with operations in international locations;

•	Mining organizations with similar annual revenues to the peer group’s most recent annual revenues; and

•	Mining organizations with market capitalization levels similar to the peer group.

(ii)	The 12 months’ base payments shall be determined as 75% of the median percentile of President and CEO positions.

This termination payment to Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

Employment Agreement – Ramon Davila

The Company entered into an Employment Agreement effective January 1, 2013 with Mr. Davila which agreement replaces all other previous consulting agreements. Pursuant to the Employment Agreement, Mr. Davila is employed as Chief Operating Officer for an unspecified term at a current salary of CDN $700,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which are to be determined at the absolute discretion of the President, CEO and Compensation Committee of the Company. For the year ended December 31, 2013, Mr. Davila was paid a fee of CDN$700,000 and was paid a $305,885 bonus. The Employment Agreement may be terminated by Mr. Davila with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment, from February 10, 2004, to a maximum total of 24 months base salary. In the event of a change of control, the Company is required to make severance payments to Mr. Davila totaling 12 months’ base salary and this payment amount to Mr. Davila shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement – Raymond Polman

The Company entered into an Employment Agreement effective February 1, 2007 and amended May 1, 2007, February 1, 2008, May 20, 2008, January 1, 2010, January 1, 2011, January 1, 2012 and January 1, 2013, pursuant to which Mr. Polman is employed as Chief Financial Officer for an unspecified term at a current salary of $400,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the President, CEO and Compensation Committee of the Company. For the year ended December 31, 2013, Mr. Polman was paid a salary of $400,000 and was paid a $105,000 bonus. The Employment Agreement may be terminated by Mr. Polman with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control, the Company is required to make severance payments to Mr. Polman totaling 12 months’ base salary and this payment amount to Mr. Polman shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement – Martin Palacios

The Company entered into an Employment Agreement effective January 1, 2012 and amended January 1, 2013, pursuant to which Mr. Palacios is employed as Chief Information Officer for an unspecified term at a current salary of $275,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the President, CEO and Compensation Committee of the Company. For the year ended December 31, 2013, Mr. Palacios was paid a salary of $275,000 and was paid a $75,000 bonus. The Employment Agreement may be terminated by Mr. Palacios with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control, the Company is required to make severance payments to Mr. Palacios totaling 12 months’ base salary and this payment amount to Mr. Palacios shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Employment Agreement – Connie Lillico

The Company entered into an Employment Agreement effective July 3, 2007 and amended May 20, 2008, January 1, 2010, January 1, 2011, January 1, 2012 and January 1, 2013 pursuant to which Ms. Lillico is employed as Corporate Secretary for an unspecified term at a current salary of $250,000 per annum plus benefits and the granting of stock options and the awarding of annual bonuses which were to be determined at the absolute discretion of the President, CEO and Compensation Committee of the Company. For the year ended December 31, 2013, Ms. Lillico was paid a salary of $250,000 and was paid a $68,000 bonus. The Employment Agreement may be terminated by Ms. Lillico with 60 days’ written notice or by the Company, at any time, without cause, by payment of 12 months’ base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months base salary. In the event of a change of control, the Company is committed to making severance payments to Ms. Lillico totaling 12 months’ base salary and this payment amount to Ms. Lillico shall increase by two months for each year of employment to a maximum total of 24 months base salary.

Performance Bonus Plan

In January 2010, the Company adopted the recommendations of its compensation consultant, as approved by the Compensation Committee, to formalize a Performance Bonus Plan for Executive Officers. The objective of the Performance Bonus Plan is to motivate and incentivize improved performance by linking bonus payments to key performance metrics such as production levels, cash costs and cash flows. The Company believes that shareholder value is primarily driven by operating measures such as growth in production and maintaining low cash costs per payable ounce and financial measures such as increasing cash flow per share. Performance target metrics are associated with stretch budget targets, as approved by the Company’s Board of Directors, and are measured annually against the annual audited financial results. Bonuses are quantified quarterly and paid out subject to a 50% holdback pending the auditing of the annual consolidated financial results of the Company. The final payout of the held back bonus is generally released shortly after the annual consolidated financial results are released to the public.

Bonuses for staff range between zero and twenty percent of salary based on partially achieving, fully achieving or over-achieving budget stretch targets. For the fiscal year ended December 31, 2012, the bonuses were limited to 60% of salary for the Chief Executive Officer and Chief Operating Officer’s salary and 35% for the Chief Financial Officer, Chief Information Officer and Corporate Secretary’s salaries. Effective January 1, 2013, the maximum annual bonus payment to the CEO and Chief Operating Officer was limited to 70% of salary and the maximum annual bonus payment to the CFO, the Chief Information Officer and Corporate Secretary is limited to 35% of salary and will be paid annually, subject to ability to pay.

For 2012 and 2013, the plan key metrics included the following:

•	Production in silver equivalent ounces – 30% weighting

•	Total cash cost per payable ounce – 30% weighting

•	Cash flow per share – 20% weighting

•	Total cash expenses within budget – 10% weighting

•	Share price performance – 10% weighting

Total cash cost per payable ounce is equivalent to the average total cost to produce and sell one ounce of payable silver, net of by-product credits. Refer to the Non-GAAP Measures section of the Management Discussion & Analysis for the year ended December 31, 2013 for further details.

For the year ended December 31, 2013, total bonuses were assessed across all key target metrics. The metrics for cash flow per share and share price performance were significantly impacted by a major reduction in the commodity price for silver during the second, third and fourth quarters of 2013. As a result the Performance Bonus was canceled during 2013 and no bonuses were paid out related to the Performance Targets of the 2013 fiscal year, payable during the first quarter of 2014. The Performance Bonus Plan will be re-designed to reduce the impact of silver prices which are not under the control of employees or management, and to focus on cost reduction as a primary driver.

Discretionary Bonus Payments

In addition to the Performance Bonus Plan, the Named Executive Officers may receive discretionary bonuses which are at the complete and ultimate discretion of the Company’s Board of Directors, the majority of whom are independent of management of the Company. The Named Executive Officers did not receive a discretionary bonus in the year ending December 31, 2013. See “Information Respecting the Company – Executive Compensation – Summary Compensation Table” for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently completed financial year.

Option Based Awards

The stock option component of the Named Executive Officers’ compensation is intended to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Stock Option Plan are intended to provide long term awards linked directly to the market value performance of the Company’s shares, thereby aligning the short-term executive performance goals that are based on operational and financial results with the long-term increase in shareholder value that results from the achievement of the short-term performance goals. The Compensation Committee reviews management’s recommendations and itself recommends to the Board of Directors the granting of stock options to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Stock options are granted according to the specific level of responsibility of the particular executive and the number of options for each level of responsibility is determined by the Compensation Committee. The number of outstanding options is also considered by the Compensation Committee when determining the number of options to be granted in any particular year due to the limited number of options which are available for grant under the Stock Option Plan.

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company's executives is to attract and retain the talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the All Other Compensation column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company’s executives include participation in the Company’s broad-based plans: health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. In addition, perquisites that promote efficient performance of the Company’s executives are also considered. The limited perquisites the Company provides its executives may include a cellular telephone, parking stall, Spanish or English lessons and yoga classes.

Retirement Policy

The Company does not have a retirement policy for its executive officers.

Review / Modifications

The Company’s executive compensation program is reviewed and considered at least annually by the Compensation Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation Committee considers the recommendations of management and the CEO in particular. Upon completion of that review, the Compensation Committee in turn makes its recommendations with respect to the Company’s executive compensation program to the full Board of Directors. The Board of Directors then approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

The Compensation Committee is comprised of three independent directors. The members of the Compensation Committee are Tony Pezzotti, David Shaw and Robert McCallum. The Board believes that the Compensation Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation Committee have direct experience in both public and private sector executive compensation. The Compensation Committee is responsible for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and for identifying individuals qualified to become new board members and recommending to the Board the new director nominees.

The Company engaged Hay Group Limited in September 2013 to provide specific advice to it on executive and director compensation matters during the most recently completed fiscal year. This advice has consisted of:

•	the provision of general market observations with respect to market trends and issues, and

•

the provision of benchmark market data for the Company’s peer group, consisting of publicly traded companies having international mining operations and similar size market capitalization, revenues and total assets, including Alacer Gold Corp., Alamos Gold Inc., AuRico Gold Inc., Capstone Mining Corp., Coeur d’Alene Mines Corp., Endeavor Silver Corp., Fresnillo Plc., Hecla Mining Co., Hochschild Mining Plc., Pan American Silver Corp., Primero Mining Corp., Silver Standard Resources, Silver Wheaton Corp., Tahoe Resources Inc. and McEwen Mining Inc.

In addition to the compensation services provided by the Hay Group Limited to the Company to assist the Board of Directors and the Compensation Committee in determining compensation for the Company’s directors and executive officers, the Hay Group Limited also provided compensation services to the Company to assist management in determining compensation to its employees.

Executive Compensation-Related Fees

During the year ended December 31, 2013, the Company paid $61,740 for all fees related to the compensation review for the Company’s directors, executive officers and employees.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2009 against the cumulative total shareholder return of the S&P/TSX Composite Index for five years through December 31, 2013, assuming reinvestment of all dividends. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2009 to 2013 for comparative purposes. The change in total compensation for the Named Executive Officers from 2009 to 2010 reflects the inclusion of the Corporate Secretary, and the change from 2011 to 2013 reflects the inclusion of the Chief Information Officer.

Total Shareholder Return %
900%
800%
700%
600%
500%
400%
300%
200%
100%
0%
20
18
16
14
12
10
8
6
4
2
0
Named Executive Officers
Total Compensation (CAD $ million)
2009/01/01
2009
2010
2011
2012
2013
Named Executive Officers Total Compensation
S&P/TSX Composite Index
First Majestic Silver Corp.

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2013 for the (a) President and Chief Executive Officer of the Company; (b) the Chief Operating Officer of the Company; (c) the Chief Financial Officer of the Company; (d) the Chief Information Officer and (e) the Corporate Secretary, who are collectively the “Named Executive Officers” for the purposes of this Information Circular.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards (1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans(2)	Long- term incentive plans
Keith Neumeyer	2013	$841,148	Nil	Nil	$357,708	Nil	Nil	$78,893(3)	$1,277,750
CEO	2012	$703,602	Nil	$1,830,524	$247,956	Nil	Nil	$43,771(3)	$2,825,854
	2011	$500,000	Nil	$1,740,214	$9,523	Nil	Nil	$16,92(3)	$2,266,664
Ramon Davila	2013	$700,430	Nil	Nil	$305,885	Nil	Nil	$4,990(4)	$1,011,305
COO	2012	$600,000	Nil	$1,830,524	$195,908	Nil	Nil	$4,574 (4)	$2,631,006
	2011	$400,000	Nil	$1,305,161	$16,968	Nil	Nil	$10,827(4)	$1,732,956
Raymond Polman	2013	$400,000	Nil	$322,434	$105,000	Nil	Nil	$10,704	$838,138
CFO	2012	$350,000	Nil	$915,262	$85,978	Nil	Nil	$3,637	$1,354,877
	2011	$300,000	Nil	$870,107	$8,519	Nil	Nil	$9,995	$1,188,621
Martin Palacios	2013	$275,000	Nil	Nil	$75,000	Nil	Nil	$9,548	$359,548
CIO	2012	$250,000	Nil	$915,262	Nil	Nil	Nil	$3,966	$1,169,228
	2011	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Connie Lillico	2013	$250,000	Nil	$322,434	$68,000	Nil	Nil	$10,842	$651,276
Corporate	2012	$225,000	Nil	$915,262	$52,043	Nil	Nil	$9,510	$1,201,816
Secretary	2011	$185,000	Nil	$870,107	$3,524	Nil	Nil	$4,195	$1,062,826

(1)

The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: $3.22, expected dividend yield: nil, average risk-free interest rate: 1.40%, expected life: 3.38 years, expected volatility: 40.0% and forfeiture rate: 5%. This was the calculation under IFRS 2 as the Black- Scholes Option Pricing Model is an industry accepted model for valuing share-based payments.

(2)	Includes amounts pursuant to the Company’s bonus plan as well as discretionary bonuses.

(3)

Represents the cost of insurance premiums paid or payable by the Company for personal insurance and parking for Mr. Neumeyer during the years ended December 31, 2013, December 31, 2012 and December 31, 2011 and apartment compensation during the years ended December 31, 2013 and December 31, 2012.

(4)	Includes the cost of insurance premiums paid or payable by the Company for personal insurance for Mr. Davila during the years ended December 31, 2013, December 31, 2012 and December 31, 2011.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

	Option-based Awards				Share-based Awards
Market or
						Market or	payout of
						payout	value
					Number of	value of	vested
	Number of				shares or	share-	share-
	securities			Value of	units of	based	based
	underlying	Option		unexercised	shares that	awards that	awards not
	unexercised	exercise	Option	in-the-money	have not	have not	paid out or
	options	price	expiration	options	vested	vested	distributed
Name	(#)	($)	date	($)(1)	(#)	($)	($)
Keith	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Neumeyer,
CEO
Ramon	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Davila,
COO
Raymond	100,000	$10.62	11-Dec-18	Nil	Nil	Nil	Nil
Polman,
CFO
Martin	Nil	Nil	N/A	Nil	Nil	Nil	Nil
Palacios,
CIO
Connie	100,000	$10.62	11-Dec-18	Nil	Nil	Nil	Nil
Lillico,
Corporate
Secretary

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the year- end share price as reported by the TSX of $10.43.

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

	Option-based awards –		Non-equity incentive plan
	Value vested during the	Share-based awards – Value	compensation – Value
	year(1)	vested during the year	earned during the year(2)
Name	($)	($)	($)
Keith Neumeyer, CEO	Nil	Nil	$357,708
Ramon Davila, COO	Nil	Nil	$305,885
Raymond Polman, CFO	Nil	Nil	$105,000
Martin Palacios, CIO	Nil	Nil	$75,000
Connie Lillico, Corporate Secretary	Nil	Nil	$68,000

(1)

This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

(2)	Includes amounts pursuant to the Company’s bonus plan.

The number of options vesting to Named Executive Officers under the Stock Option Plan during the most recently completed financial year was 550,000, of which no options were exercised by the Named Executive Officers during the most recently completed financial year.

Option-Based Awards – Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options that were outstanding as at December 31, 2013 and includes the exercise price, expiration date and the value of such options as at December 31, 2013.

	Number of Securities	Option
	Underlying Unexercised	Exercise		Value of Unexercised In-the
	Options	Price	Option	Money Options(1)
Name	(#)	($)	Expiration Date	($)

Keith Neumeyer,	100,000	$2.03	7-May-14	$840,000
CEO	50,000	$3.70	15-Dec-14	$336,500
	100,000	$12.44	10-Dec-15	$0.00
	200,000	$16.09	9-Dec-16	$0.00
	200,000	$22.45	28-Nov-17	$0.00
Total	650, 000			$1,176,500

Ramon Davila,	12,500	$3.70	15-Dec-14	$84,125
COO	100,000	$12.44	10-Dec-15	$0.00
	150,000	$16.09	9-Dec-16	$0.00
	200,000	$22.45	28-Nov-17	$0.00
Total	462,500			$84,125

Raymond Polman,	100,000	$16.09	9-Dec-16	$0.00
CFO	100,000	$22.45	28-Nov-17	$0.00
	100,000	$10.62	11-Dec-18	$0.00
Total	300,000			$0.00

Martin Palacios,	200,000	$15.55	21-Nov-16	$0.00
CIO	100,000	$22.45	28-Nov-17	$0.00
Total	300,000			$0.00

Connie Lillico,	100,000	$16.09	9-Dec-16	$0.00
Corporate Secretary	100,000	$22.45	28-Nov-17	$0.00
	100,000	$10.62	11-Dec-18	$0.00
Total	300,000			$0.00

(1)	This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year using the year-end share price as reported by the TSX of $10.43.

Termination and Change of Control Benefits

Each of the Named Executive Officers have termination and change of control benefits provided for in their employment or services agreements. The terms of each of the Named Executive Officer’s employment and services agreements is contained in this Information Circular under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”.

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2013. The Company would also be obligated to pay the Named Executive Officer’s actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer’s health benefits and option entitlements for the period set out in their respective employment agreements.

	Base Salary	Bonus	Vacation Pay	Total Gross
Name	During Period	During Period	During Period	Payment
Keith Neumeyer(1) , CEO	$2,163,425	Nil	$38,975	$2,202,400
Ramon Davila(2) , COO	$1,400,000	Nil	$0.00	$1,400,000
Raymond Polman(3) , CFO	$794,521	Nil	$76,227	$870,746
Martin Palacios(4) , CIO	$320,833	Nil	($3,478)	$317,356
Connie Lillico(5) , Corporate Secretary	$475,913	Nil	$42,491	$518,404

(1)

On a termination without cause or following a change of control Mr. Neumeyer’s services agreement provide that he will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2)

On a termination without cause or following a change of control Mr. Davila’s employment agreement provides that he will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from February 10, 2004, to a maximum of 24 months.

(3)

On a termination without cause or following a change of control, Mr. Polman’s employment agreement provides that he will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from February 1, 2007 to a maximum total of 24 months base salary.

(4)

On a termination without cause or following a change of control, Mr. Palacios’ employment agreement provides that he will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two months for each additional year of employment from January 1, 2012 to a maximum total of 24 months base salary.

(5)

On a termination without cause or following a change of control, Ms. Lillico’s employment agreement provides that she will be entitled to payment of twelve months’ base salary plus benefits. This amount will increase by two month for each additional year of employment from August 7, 2007, to a maximum total of 24 months base salary.

PART SIX
OTHER INFORMATION

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. The Share Repurchase was renewed in March 2014. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 5,865,931 common shares of the Company which represents 5% of the 117,318,612 issued and outstanding shares of the Company as of March 4, 2014. As of December 31, 2013, the Company had repurchased and cancelled 215,000 shares under the Share Repurchase for a total consideration of $2.4 million.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of the end of the Company’s financial year ended December 31, 2013, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Number of securities
remaining available for
	Number of securities to	Weighted-average	issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	5,208,520	$16.85	6,493,964
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Totals	5,208,520	$16.85	6,493,964

Indebtedness of Directors and Senior Officers to the Company

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

Interest of Informed Persons In Material Transactions

Other than as set forth in this Information Circular, none of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110, information about the Company’s Audit Committee is provided in the Company’s most recent Annual Information Form (“AIF”) under “Directors and Officers”. The AIF may be obtained from the Company’s disclosure documents available on the SEDAR website at www.sedar.com.

Additional Information

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com. Financial information concerning the Company is also provided in the Company’s comparative financial statements for the year ended December 31, 2013.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 1805 – 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company’s website at www.firstmajestic.com.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 17th day of April, 2014.

“Keith Neumeyer”

Keith Neumeyer,
President and Chief Executive Officer

APPENDIX “A”

BOARD OF DIRECTORS’ MANDATE

(Adopted by the Board of Directors of First Majestic Silver Corp. (the “Company”) with immediate effect on
November 28, 2013)

INTRODUCTION

The board of directors (the “Board”) of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1.

Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the “Act”), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, “Applicable Laws”).

2.	A minimum of two-thirds of directors comprising the Board must qualify as “independent” as determined by Applicable Laws.

3.

Nominees for directors are approved by the Board and elected annually at the Company’s annual general meeting of shareholders. The Compensation and Nominating Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Compensation and Nominating Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term “Board Interlock” means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term “Committee Interlock” means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

4.

No director of the Company may serve as a director (a “Directorship”) on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Compensation and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

5.	The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

	(a)	all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

(b)

the Board’s judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

(c)

if a director nominee holds more than five Directorships, the Board’s judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6.

During the period between annual shareholder meetings, directors must advise the Compensation and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1.	Meetings of the Board

	(a)	The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b)

Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.

	(c)	The members of the Board who are “independent” as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2.	Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading “General Legal Obligations of the Board of Directors”. Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Compensation and Nominating Committee;

(b)	annually, following each annual general meeting of shareholders:

	(i)	electing a Chair of the Board and appointing the President and CEO of the Company,

	(ii)	on the recommendation of the CEO, appointing the senior officers of the Company, and

(iii)

appointing committees of the Board, including an Audit Committee, Corporate Governance Committee, Compensation and Nominating Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

(A)	all members of committees of the Board must be “independent” as determined by Applicable Laws; and

(B)

directors who are also officers of the Company shall not participate in determining the composition of the Compensation and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

(c)	establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d)	periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e)

determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f)	periodically assessing the adequacy and form of director compensation;

(g)	assuming responsibility for the Company’s governance practices;

(h)	establishing new director orientation and ongoing director education processes;

(i)	ensuring that the independent directors meet regularly without executive directors and management present;

(j)	to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k)	setting the terms of reference for the Board; and

(l)	appointing the secretary to the Board.

3.	Human Resource Matters

The Board has the responsibility to:

(a)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

(b)	appoint and discharge the CEO and plan CEO succession;

(c)	set terms of reference for the CEO;

(d)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

(f)	set the CEO’s compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

(g)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

(h)	approve decisions relating to senior management, including:

(i) review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii) on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii) review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv) employment contracts, termination and other special arrangements with executive officers;

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(j)	approve certain matters relating to the Company’s employees in general, including:

(k)	the Company’s broad compensation strategy and philosophy; and

(l)	new benefit programs or material changes to existing programs; and

(m)	ensure succession planning programs are in place, including programs to train and develop management.

4.	Strategy and Plans

The Board has the responsibility to:

	(a)	adopt and periodically review a strategic planning process for the Company;

	(b)	participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	(c)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(d)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

(e)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(f)	approve material acquisitions and divestitures;

(g)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategic plan;

(h)	conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

(i)	review regularly any recent developments that may affect the Company’s business and its strategic plan, and advise management on emerging trends and issues.

5.	Financial and Corporate Matters

The Board has the responsibility to:

	(a)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

	(b)	review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders;

(c)

ensure the Company’s public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

(d)

ensure the CEO and CFO certify the Company's annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

	(e)	declare dividends if and when the Board deems it to be appropriate;

(f)

approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company’s authorized share capital to shareholders for their approval;

	(g)	approve the incurrence of any material debt by the Company outside the ordinary course of business;

	(h)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

	(i)	recommend to the Company’s shareholders the appointment of external auditors and, if so authorized by the Company’s shareholders, approve auditors’ fees.

6.	Business and Risk Management

The Board has the responsibility to:

	(a)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

	(b)	evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company’s business and the effectiveness of risk management systems in place;

	(c)	approve any plans to hedge mineral sales; and

	(d)	review the adequacy of security of information, information systems and recovery plans.

7.	Corporate Communications and Compliance Reporting

The Board has the responsibility to:

	(a)	ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b)

ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company’s Disclosure of Information, Confidentiality and Restrictions on Trading Policy;

	(c)	ensure the Board has measures in place to receive feedback from shareholders;

	(d)	approve interaction with shareholders on all items requiring shareholder response or approval;

	(e)	ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

	(f)	report annually to the shareholders on the Board's stewardship for the preceding year.

8.	Company Policies

The Board has the responsibility to:

	(a)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

	(b)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations; and

	(c)	approve and periodically review the following:

(i)	the Company’s Code of Ethical Conduct;

(ii)	the Company’s Whistle Blower Policy;

(iii)	the Company's Disclosure of Information, Confidentiality and Restrictions on Trading Policy; and

(iv)	the Company’s policies with respect to corporate social responsibility and environmental health and safety.

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1.

The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

2.	The Act requires that each director:

	(a)	acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i)	to disclose conflicts of interest;

(ii)	not to appropriate or divert corporate opportunities;

(iii)	to maintain confidential information of the Company and not use such information for personal benefit; and

(iv)	to disclose information vital to the business of the Company in the possession of a director;

(b)	exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c)	acts in accordance with the Act and the Company’s Articles.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on November 28, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

*        *        *

APPENDIX “B”

FIRST MAJESTIC SILVER CORP.

STOCK OPTION PLAN

STOCK OPTION PLAN

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1                     Definitions

As used herein, unless anything in the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

(a)	“Award Date” means the date specified in an Option Certificate as the date on which an Option is granted;

(b)	“Board” means the board of directors of the Corporation;

(c)	“Change of Control” means and shall be deemed to have occurred if one of the following events takes place:

(i)

the sale, transfer or other disposition of all or substantially all of the Corporation’s assets to any person other than an affiliate (as such term is defined in National Instrument 45-106) of the Corporation;

(ii)

the Corporation completes a Corporate Transaction with another company at arm’s length to the Corporation and its affiliates, other than a Corporate Transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power (on a fully diluted basis) of the surviving or resulting entity outstanding immediately after such amalgamation or plan of arrangement;

(iii)

any Person or combination of Persons acting jointly or in concert acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the voting securities of the Corporation, whether through the acquisition of previously issued and outstanding voting securities, or of voting securities that have not been previously issued, or any combination thereof, or any other transaction having a similar effect; or

(iv)

as a result of or in connection with a contested election of directors, the nominees named in the most recent management information circular of the Corporation for election to the Board shall not constitute a majority of the Board;

(d)	“Corporate Transaction” means a consolidation, merger, amalgamation, arrangement or other reorganization or business combination involving the Corporation;

(e)	“Corporation” means First Majestic Silver Corp.;

(f)	“Consultant” means a person who provides management or consulting services to the Corporation or any related entity on an ongoing basis under contract, but who is not an Employee;

(g)	“Director” means any individual holding the office of director of the Corporation or any related entity;

(h)	“Disability” means a mental or physical disability which permanently prevents an Option Holder who is a Director or an Employee from continuing as a Director or an Employee as the case may be;

(i)	“Employee” means any individual regularly employed on a full-time or part-time basis by the Corporation or any related entity;

(j)	“Exercise Notice” means the notice respecting the exercise of an Option in the form set out as Schedule “B” hereto, duly executed by the Option Holder;

(k)

“Exercise Period” means the period during which a particular Option may be exercised and, in respect of each portion of such Option, is the period from and including the date of vesting thereof to and including the Expiry Date;

(l)	“Exercise Price” means the price at which an Option may be exercised as determined in accordance with paragraph 3.5;

(m)	“Expiry Date” means the date determined in accordance with paragraph 3.3 and after which a particular Option cannot be exercised;

(n)	“Holding Entity” has the meaning set out in Section 2.22 of National Instrument 45-106, as may be amended or replaced from time to time;

(o)	“Insider” has the meaning ascribed to such term in the Securities Act (British Columbia);

(p)	“Mandatory Retirement” means the retirement of an Option Holder who is an Employee as a result of reaching the mandatory retirement age in the jurisdiction in which the Option Holder is employed;

(q)	“Non-Employee Director” means a Director who is not also an Employee at the applicable time;

(r)	“Option” means an option to acquire Shares, awarded to a Director, Employee or Consultant pursuant to the Plan;

(s)	“Option Certificate” means the certificate, substantially in the form set out as Schedule “A” hereto, evidencing an Option;

(t)

“Option Holder” means a Director, Employee or Consultant or former Director, Employee or Consultant, who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person;

(u)	“Plan” means this First Majestic Silver Corp. stock option plan;

(v)	“Personal Representative” means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii)	in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder;

(w)	“Permitted Assigns” means, for an Option Holder:

(i) a Holding Entity of such Option Holder; or

(ii) a RRSP, RRIF or TFSA of such Option Holder;

(x)	“related entity” means a related entity (as such term is defined in National Instrument 45-106) of the Corporation;

(y)	“RRIF” means a registered retirement income fund as defined in the Income Tax Act (Canada);

(z)	“RRSP” means a registered retirement savings plan as defined in the Income Tax Act (Canada);

(aa)	“Share” or “Shares” means, as the case may be, one or more common shares without par value in the capital of the Corporation;

(bb)	“TFSA” means a tax-free savings account as described in the Income Tax Act (Canada); and

(cc)	“TSX” means the Toronto Stock Exchange.

1.2                     Corporate Option Holders

Where an Option Holder is a corporation, the Option Holder will be deemed to have died or to have become subject to a Disability if an individual employed by the Option Holder who is principally responsible for providing services to the Corporation on behalf of the Option Holder dies or becomes subject to a physical or mental disability which permanently prevents the individual from providing the services normally provided by the Option Holder, if, in the opinion of the Corporation, acting reasonably, by reason of the death or disability of the individual, the Option Holder is no longer able to provide the services for which the Corporation has contracted.

1.3                     Choice of Law

The Plan is established under and the provisions of the Plan shall be interpreted and construed in accordance with the laws of the Province of British Columbia.

1.4                     Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2 - PURPOSE AND PARTICIPATION

2.1                     Purpose

The purpose of the Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants, to reward such of those Directors, Employees and Consultants as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long term investments.

2.2                     Participation

The Board shall, from time to time, in its sole discretion determine those Directors, Employees and Consultants, if any, to whom Options are to be awarded. If the Board elects to award an Option to a Director, Employee or Consultant the Board shall on the date of such election, in its sole discretion but subject to paragraph 3.2, determine the number of Shares to be acquired on the exercise of such Option.

2.3                     Notification of Award

Following the approval by the Board of the awarding of an Option, the Corporate Secretary shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4                     Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided by the Corporate Secretary with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Corporate Secretary to each Option Holder.

ARTICLE 3 - TERMS AND CONDITIONS OF OPTIONS

3.1                     Board to Allot Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be allotted and authorized for issuance by the Board prior to the award of such Options.

3.2                     Limits on Grants of Options

The maximum number of Shares issuable under the Plan, together with the number of Shares issuable under outstanding options granted otherwise than under the Plan, shall not in the aggregate exceed 10% of the issued and outstanding Shares (calculated as at the Award Date of such Options). If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares exercisable pursuant to such expired or terminated Option shall again be available for the purposes of the Plan.

In addition, the Corporation shall not grant Options:

(a)	to any one person where such grant would result in such person holding Options to acquire Shares in excess of 5% of the issued and outstanding Shares as at the Award Date;

(b)	to Insiders where such grant would result in the number of Shares :

	(i)	issued to Insiders, within any one year period; and

	(ii)	issuable to Insiders at any time,

under the Plan, when combined with all of the Corporation’s other security based compensation arrangements, exceeding 10% of the issued and outstanding Shares as at the Award Date;

(c)

to a Non-Employee Director where such grant would result in the Non-Employee Directors, as a group, holding Options to acquire Shares in excess of 1% of the issued and outstanding Shares as at the Award Date; or

(d)

to a Non-Employee Director where such grant would result in such person having received Options during the 12 month period ending on the Award Date which have an award value in excess of $100,000, based on a valuation method acceptable to the Board.

3.3                     Term of Option

Subject to paragraphs 3.4, 3.10 and 3.11 the Expiry Date of an Option shall be the fifth anniversary of the Award Date of such Option.

3.4                     Termination of Option; Accelerated Vesting

Prior to the implementation of any accelerated vesting provisions, the Corporation must, if required, apply for and receive approval from the TSX.

An Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period provided that, with respect to the exercise of part of an Option, the Board may at any time and from time to time fix a minimum or maximum number of Shares in respect of which an Option Holder may exercise part of any Option held by such Option Holder. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia, on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in sub-paragraphs (a) to (e) below:

(a)	Death or Disability

In the event that the Option Holder should die or have a Disability while he or she is still a Director or Employee or be deemed to have died or have a Disability while it is a Consultant, the Expiry Date shall be one year from the date of death or Disability of the Option Holder. Any options which are unvested as of the date of death or Disability will not vest. Notwithstanding the foregoing, the Board may, in its discretion, determine that any unvested Options of the Option Holder will immediately vest and become immediately exercisable.

(b)	Ceasing to hold Office

In the event that the Option Holder is a Director and such Option Holder ceases to be a Director other than by reason of death or Disability, notwithstanding the vesting provisions in the Option Certificate, all unvested Options of the Option Holder will immediately vest and become immediately exercisable and the Expiry Date of the Option shall be the 90th day following the date the Option Holder ceases to be a Director, unless the Option Holder ceases to be a Director but continues to be engaged as an Employee or Consultant, in which case the Options will not so vest and the Expiry Date shall remain unchanged, or unless the Option Holder ceases to be a Director as a result of:

(i)

ceasing to meet the qualifications set forth in subsection 124(2) of the Business Corporations Act (British Columbia), as amended, or such other qualifications required by the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

(ii)

a special resolution having been passed by the shareholders of the Corporation pursuant to subsection 128(3) of the Business Corporations Act (British Columbia), as amended, or an equivalent enactment pursuant to the corporate laws in any other jurisdiction under which the Corporation is continued or amalgamated; or

	(iii)	an order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order, or

	(iv)	his or her resignation, if he or she has been a Director for less than six months,

in which case the Expiry Date shall be the date the Option Holder ceases to be a Director and any Options which are unvested as of that date will not vest.

(c)	Ceasing to be Employed

In the event that the Option Holder is an Employee and such Option Holder ceases to be an Employee other than by reason of death, Disability, Mandatory Retirement or a Change of Control, the Expiry Date of the Option shall be the 60th day following the date the Option Holder ceases to be an Employee, unless the Option Holder ceases to be an Employee but continues to be engaged as a Director or Consultant, in which case the Expiry Date shall remain unchanged, or unless the Option Holder ceases to be an Employee as a result of:

	(i)	termination for cause; or

	(ii)	an order of the British Columbia Securities Commission, the Ontario Securities Commission, the TSX or any other regulatory body having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee. Any Options which are unvested as of the date the Option Holder ceases to be an Employee will not vest unless the Option Holder continues to be engaged as a Director or Consultant, in which case vesting of the Options shall be unchanged. Notwithstanding the foregoing, the Board may, in its discretion, determine that any unvested Options of the Option Holder will immediately vest and become immediately exercisable.

(d)	Ceasing to be a Consultant

In the event that an Option Holder is a Consultant and such Option Holder ceases to be a Consultant by reason of the completion or termination of the contract under which the Consultant provides services to the Corporation, the Expiry Date of the Option shall be the 60th day following the date the Option Holder ceases to be a Consultant unless the Option Holder ceases to be a Consultant but continues to be engaged as a Director or Employee, in which case the Expiry Date shall remain unchanged. Any Options which are unvested as of the date the Option Holder ceases to be a Consultant will not vest unless the Option Holder continues to be engaged as a Director or Employee, in which case vesting of the Options shall be unchanged. Notwithstanding the foregoing, the Board may, in its discretion, determine that any unvested Options of the Option Holder will immediately vest and become immediately exercisable.

In the event that an Option Holder is a Consultant and, upon completion of the contract under which the Consultant provided services to the Corporation such Consultant is subsequently hired by the Corporation and becomes an Employee the Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

(e)	Mandatory Retirement - Employee

In the event that an Option Holder is an Employee and such Option Holder ceases to be an Employee by reason of Mandatory Retirement, notwithstanding the provisions of the Option Certificate, all unvested Options of the Option Holder will immediately vest and become immediately exercisable and the Expiry Date will be one year from the date of retirement.

3.5                     Exercise Price

The Exercise Price shall be that price per share, as determined by the Board in its sole discretion and announced as of the Award Date, at which an Option Holder may purchase a Share upon the exercise of an Option, and shall not be less than the closing price of the Shares on the TSX, or another stock exchange where the majority of the trading volume of the Shares occurs, on the last trading day immediately preceding the Award Date.

3.6                     Assignment of Options

Options are non-assignable and non-transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Option Holder during the lifetime of the Participant and only by the Option Holder’s Personal Representative after death of the Option Holder.

Notwithstanding the foregoing, an Option Holder may transfer an Option (or any part thereof) to a Permitted Assign, following which such Option shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such transferring Option Holder and only by such Option Holder’s legal representative after death of the Option Holder. An improper transfer of any Options will not create any rights in the purported transferee, will cause the immediate termination of the Options, and the Corporation will not issue any Shares upon the attempted exercise of improperly transferred Options.

3.7                     Vesting Provisions

Options granted hereunder are subject to vesting provisions. The Options granted will vest in equal portions over a period of 30 months, as follows:

Vesting Period	Total Percentage Vested
12 months from date of award	25%
18 months from date of award	50%
24 months from date of award	75%
30 months from date of award	100%

3.8                     Adjustments

If prior to the complete exercise of any Option there is a change in or substitution of or exchange of the outstanding Shares by reason of any stock dividend or split, recapitalization, Corporate Transaction or other corporate change, (collectively the “Event”), the Board shall adjust the Options, to the extent that they have not been exercised, in accordance with such Event in the manner the Board deems appropriate. No fractional Shares shall be issued upon the exercise of any Options and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

3.9                     Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If an Option Holder retires, resigns or is terminated from employment or engagement with the Corporation or any related entity, the loss or limitation, if any, pursuant to the Option Certificate with respect to the right to purchase Shares which were not vested at the time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Option Holder.

3.10                   Trading Blackouts

In the event the Expiry Date of an Option falls within a trading blackout period imposed by the Company, such Option will continue to be exercisable until the tenth business day following the expiry of such trading blackout period.

3.11                   Change of Control

(a)

In the event of a proposed Change of Control (as determined by the Board), the Board may, in its discretion, conditionally or otherwise and on such terms as it sees fit, accelerate the vesting of all of an Option Holder’s unvested Options to a date determined by the Board, such that all of an Option Holder’s Options will immediately vest at such time. In such event, all Options so vested will be exercisable, conditionally or otherwise, from such date until their respective expiry dates so as to permit the Option Holder to participate in such Change of Control. For greater certainty, upon a Change of Control, Option Holders shall not be treated any more favourable than holders of Shares with respect to the consideration Option Holders would be entitled to receive for their Shares.

(b)

Notwithstanding any other provision of the Plan, if the Board at any time by resolution declares it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed Corporate Transaction (collectively, the “Proposed Transaction”), the Corporation may give written notice to all Option Holders advising them that, within 30 days after the date of the notice and not thereafter, each Option Holder must advise the Board whether the Option Holder desires to exercise its Options prior to the closing of the Proposed Transaction, and that upon the failure of an Option Holder to provide such notice within the 30-day period, all rights of the Option Holder will terminate, provided that the Proposed Transaction is completed within 180 days after the date of the notice. If the Proposed Transaction is not completed within such 180-day period, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30-day period and the day after the expiration of such 180-day period, or if earlier, the date the Proposed Transaction is terminated without completion. If an Option Holder gives notice that the Option Holder desires to exercise its Options prior to the closing of the Proposed Transaction, then all Options which the Option Holder elected by notice to exercise will be exercised immediately prior to the effective time of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

ARTICLE 4 - EXERCISE OF OPTION

4.1                     Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of the Option Holder. An Option Holder or the Personal Representative of the Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Corporate Secretary an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Corporation, or such other form of payment acceptable to the Corporation, acting reasonably, in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option and the amount necessary to satisfy the Corporation’s withholding obligations pursuant to paragraph 5.3, if applicable.

4.2                     Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Corporate Secretary shall cause to be delivered to the Option Holder a certificate for the Shares so purchased or, if a physical certificate is not issued due to the Corporation’s participation in a direct registration system, an ownership confirmation statement. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Corporate Secretary shall forward a new Option Certificate to the Option Holder concurrently with delivery of the aforesaid share certificate or ownership confirmation statement, as applicable, for the balance of Shares available under the Option.

4.3                     Condition of Issue

The Options and the issue of Shares by the Corporation pursuant to the exercise of an Option is subject to this Plan and compliance with the laws, rules and regulations of all regulatory bodies applicable to the granting of such Options and the issuance and distribution of such Shares and to the listing requirements of any stock exchange or exchanges on which the Shares may be listed. The Board may postpone or adjust any exercise of any Option or the issue of any Shares pursuant to this Plan as the Board in its discretion may deem necessary in order to permit the Corporation to effect or maintain registration (or the equivalent) of this Plan or the Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that the Shares and this Plan are exempt from such registration (or the equivalent). The Corporation is not obligated by any provision of this Plan or any grant hereunder to sell or issue Shares in violation of any applicable law. The Option Holder agrees to comply with all such laws, rules and regulations and agrees to furnish to the Corporation any information, reports and/or undertakings required to comply with and to fully cooperate with the Corporation in complying with such laws, rules and regulations. Shares issued and sold to Participants may be subject to limitations on sale or resale under applicable securities laws.

ARTICLE 5 - ADMINISTRATION

5.1                     Administration

The Plan shall be administered by the Corporate Secretary on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to any committee of the Board or to the Corporate Secretary or any Director, officer or employee of the Corporation such administrative duties and powers as it may see fit.

5.2                     Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Corporation.

5.3                     Withholding

The Corporation may withhold from any amount payable to an Option Holder, either under this Plan or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state, local or foreign law, or any administrative policy of any applicable domestic or foreign tax authority, relating to the withholding of tax or any other required deductions with respect to the issuance or exercise of Options under the Plan (“Withholding Obligations”).

The Corporation may require an Option Holder, as a condition to exercise of an Option, to remit in advance of exercising such Option, a cheque or bank draft payable to the Corporation in the amount of all applicable Withholding Obligations with respect to such exercise. The Corporation undertakes to remit any such amount to the applicable taxation or regulatory authority on account of such Withholding Obligations.

ARTICLE 6 - AMENDMENT AND TERMINATION

6.1                     Board May Amend

The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend or terminate the Plan or any Option granted under the Plan, including, without limiting the generality of the foregoing:

(a)	altering, extending or accelerating the terms and conditions of vesting of any Options;

(b)	a change to the termination provisions of the Plan or any Option which does not entail an extension beyond the original expiry date;

(c)	amending or modifying the mechanics of exercise of Options as set forth in Section 4 including the addition of a “cashless exercise” feature;

(d)

effecting amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment necessary to comply with the provisions of applicable laws in Canada or in any other jurisdiction in which an Option Holder or proposed Option Holder may from time to time be resident or a citizen (including, without limitation, the rules, regulations and policies of the TSX);

(e)	effecting amendments respecting the administration of the Plan;

(f)	effecting amendments necessary to suspend or terminate the Plan;

(g)

to the change of control provisions of paragraph 3.11. For greater certainty, any change made to such section shall not allow Option Holders to be treated any more favourably than other holders of Shares with respect to the consideration that the Option Holders would be entitled to receive for their Shares upon a Change of Control; and

(h)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

                           provided always that any such amendment shall not, without the consent of the Option Holder, alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment in a manner materially prejudicial to such Option Holder.

6.2                     Shareholder Approval

Notwithstanding the powers of the Board described in paragraph 6.1, shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a)	any increase in the number of Shares issuable under the Plan, except such increases by operation of paragraph 3.8 or paragraph 3.2;

(b)	any reduction in the Exercise Price of an Option or the cancellation and reissue of an Option within three months of the date of such cancellation;

(c)	any amendment which extends the term of an Option beyond its original Expiry Date except in accordance with paragraph 3.10;

(d)	any amendment which would permit an Option to be transferable or assignable other than for normal estate settlement purposes or in accordance with paragraph 3.6;

(e)	any amendment to paragraph 3.2, paragraph 6.1 or paragraph 6.2; and

(f)	any amendment required to be approved by shareholders under applicable law (including without limitation, pursuant to the rules, regulations and policies of the TSX).

6.3                     Termination

The Board may terminate the Plan at any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination the Corporation, such Options, Option Holders, Directors, Employees, Consultants and Shares shall continue to be governed by the provisions of the Plan.

ARTICLE 7 - GENERAL

7.1                     Approvals Required for Plan

Prior to the implementation by the Corporation of the Plan, or any amendments thereto, the Plan is subject to approvals by the shareholders of the Corporation at a general meeting and the TSX.

7.2                     No Rights as Shareholder

No Option Holder shall have any rights as a holder of Shares with respect to any of the Shares underlying an Option until such Option Holder has exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the exercise price in respect of which the Option is being exercised).

7.3                     Agreement

The Corporation and every person to whom an Option is awarded hereunder shall be bound by and subject to the terms and conditions of the Plan. By accepting an Option granted hereunder, the Option Holder expressly agrees with the Corporation to be bound by the terms and conditions of the Plan.

7.4                     Limitation

The Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed by or provide services to the Corporation.

7.5                     Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.

(the “Corporation”)

STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the Corporation’s Stock Option Plan (the “Stock Option Plan”) and evidences that <> is the holder of an option (the “Option”), to purchase up to <> common shares (the “Shares”) in the capital of the Corporation at a purchase price of $<> per Share as set out below (the “Exercise Price”).

Subject to the provisions of the Stock Option Plan and, if applicable, the holder’s employment or consulting contract, as it may be amended, this Option is awarded as of <> (the “Award Date”) and shall expire on <> (the “Expiry Date”).

This Option will become vested and exercisable as follows:

Vesting Period	Total Percentage Vested
12 months from date of award	25%
18 months from date of award	50%
24 months from date of award	75%
30 months from date of award	100%

To exercise this Option, the Exercise Notice in the form annexed hereto, shall be delivered to the Corporate Secretary of the Corporation through to and including 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date, together with the Certificate and a certified cheque or bank draft payable to First Majestic Silver Corp. (or such other form of payment acceptable to the Corporation, acting reasonably) in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised together with the amount of any applicable Withholding Obligations under the Stock Option Plan.

This Certificate is issued for convenience only and is not assignable, transferable or negotiable. This Certificate is subject to the detailed terms and conditions contained in the Stock Option Plan and the employment or consulting contract, as it may be amended, in the case of any dispute with regard to any matter in respect hereof, the provisions of the Stock Option Plan, the employment or consulting contract, as it may be amended, and the records of the Corporation shall prevail.

DATED this <> day of <>, <>.

FIRST MAJESTIC SILVER CORP.

Per:
       __________________________________________________

SCHEDULE “B”
FIRST MAJESTIC SILVER CORP.
(the “Corporation”)

STOCK OPTION PLAN
EXERCISE NOTICE

TO:	The Corporate Secretary
First Majestic Silver Corp.
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2

1.              EXERCISE OF OPTION

The undersigned hereby irrevocably gives notice, pursuant to the Corporation’s Stock Option Plan (the “Plan”), of the exercise of the Option to acquire and hereby subscribes for (cross out inapplicable item):

(a)	all of the shares which are the subject of the Option Certificate attached hereto (the “Shares”); or

(b)	of the Shares.

Calculation of total Purchase Price:

Number of Shares to be acquired on exercise:

Multiplied by the Exercise Price per Share:	$

Equals total Purchase Price:	$

2.              WITHHOLDING OBLIGATIONS

The undersigned acknowledges that the Corporation has tax remittance and Withholding Obligations pursuant to the Income Tax Act (Canada) and applicable Mexican tax legislation. Accordingly, in accordance with paragraph 5.3 of the Plan, the undersigned has enclosed a cheque(s) for the Purchase Price and all applicable withholdings.

The undersigned has [tick one or both boxes, as applicable]:

[ ]	sold number of Shares at $ price	=	$
	Less Purchase Price of Shares and commissions	=	$
	Times % tax rate	=		%
	Withholding Obligation	=	$

[ ]	Shares have not been sold; therefore the Withholding Obligations is calculated as follows:
	Market Value of Shares	=	$
	Less Purchase Price of Shares	=	$
	Times % tax rate	=		%
	Withholding Obligation	=	$

3.              RESIDENCY

The undersigned certifies that he or she is a resident of ________________[insert country].

4.              DELIVERY OF SHARES

The Corporation is directed to deliver the share certificate evidencing the number of Shares to be issued to the undersigned pursuant to this Exercise Notice, to the following address:

____________________________________________________

____________________________________________________

____________________________________________________

____________________________________________________

All capitalized terms, unless otherwise defined in this Exercise Notice, will have the meaning provided in the Plan.

DATED the _____________________day of ___________________________, _________________.

Witness	Signature of Option Holder

Name of Witness [Please Print]	Name of Option Holder [Please Print]

Social Insurance Number of Option Holder
[For Tax Remittance Purposes]